UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:
Robert E. Goedert, P.C.
Michael P. Keeley
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
(312) 862-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 5, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on December 12, 2017, as amended on January 4, 2018, February 2, 2018, March 6, 2018, April 13, 2018 and May 3, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of Babcock & Wilcox Enterprises, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On April 5, 2019, the Issuer entered into Amendment No. 16 (the “Amendment”), to its Credit Agreement, dated May 11, 2015 (as amended to date, the “Credit Agreement”), with Bank of America, N.A., as administrative agent and lender, and the other lenders party thereto.

The Amendment provides (i) $150.0 million in additional commitments from the term loan lenders, backstopped by B. Riley FBR, Inc. (together with its affiliates, “B. Riley”), under Tranche A-3 of last out term loans and (ii) an incremental uncommitted facility of up to $15.0 million, to be provided by B. Riley or an assignee. B. Riley and Vintage Capital are each lenders with respect to Issuer’s last out term loans under the Credit Agreement.

In connection with the provision of the Tranche A-3 last out term loans, the Issuer, B. Riley FBR, Inc. and Vintage Capital entered into a letter agreement (the “Letter Agreement”) on April 5, 2019, pursuant to which the parties agreed to use their reasonable best efforts to effect a series of equitization transactions for a portion of the last out term loans extended under the Credit Agreement, subject to, among other things, shareholder approval. These transactions (the “Equitization Transactions”) consist of: (i) a $50.0 million a rights offering (the “Rights Offering”) allowing the Issuer’s shareholders to subscribe for shares of the Issuer’s Common Stock at a price of $0.30 per share (the “Subscription Price”), the proceeds of which will be used to prepay a portion of the last out term loans under the Credit Agreement, (ii) the exchange of Tranche A-1 last out term loans under the Credit Agreement for shares of the Issuer’s Common Stock at a price per share equal to the Subscription Price (the “Debt Exchange”), and (iii) the issuance to B. Riley or its designees of an aggregate 16,667,667 warrants, each to purchase one share of the Issuer’s Common Stock at an exercise price of $0.01 per share (the “Warrant Issuance”). B. Riley will use its reasonable best efforts to act as a backstop for the Rights Offering to the extent the Rights Offering is not fully subscribed, by exchanging last out term loans that it holds for any unsubscribed shares in the offering at a price per share equal to the Subscription Price (the “Backstop Commitment”). The issuance of any shares of the Issuer’s Common Stock (or other securities) in connection with the Equitization Transactions is subject to the receipt of all required shareholder approvals, and no shares of the Issuer’s Common Stock (or other securities) will be issued before such approvals have been obtained.

Pursuant to the Letter Agreement, the Issuer has committed to seek shareholder approval of the following actions, among others, at its upcoming 2019 annual meeting of shareholders (the “Annual Meeting”): (1) an increase in the authorized number of shares of Common Stock to at least 500.0 million shares, (2) the Equitization Transactions, to the extent approval is required under applicable laws and listing standards, (3) a waiver of corporate opportunities with respect to directors nominated by B. Riley and Vintage Capital to the fullest extent provided by law and (4) a 1:10 reverse stock split to occur immediately after the closing of the Equitization Transactions.

The parties to the Letter Agreement have also agreed to negotiate one or more agreements that will provide B. Riley and Vintage Capital with certain governance rights, including (i) the right for B. Riley and Vintage Capital to each nominate up to three individuals to serve on the Issuer’s board of directors (the “Board”), subject to certain continued lending and equity ownership thresholds and (ii) pre-emptive rights permitting B. Riley to participate in future issuances of the Issuer’s equity securities. The size of Board will remain at seven directors.

In connection with the Letter Agreement, the Issuer has also committed, subject to shareholder approval and in consultation with B Riley and Vintage Capital, to establish an equity pool of 16,666,666 shares of the Issuer’s Common Stock for issuance to the Issuer’s management, upon such terms (including any vesting period or performance targets), in such amounts and forms of awards as the Compensation Committee of the Board determines.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit 2 attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

The information with respect to the Credit Agreement and Letter Agreement in Item 4 is incorporated by reference herein.

By virtue of entry into the Letter Agreement and the obligations and rights thereunder, which contains, among other things, certain provisions relating to transfer of, and coordination of the issuance of securities of the Issuer (including an obligation to effectuate the Rights Offering) by the parties thereto, the Reporting Persons and B. Riley may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based in part on information provided by the Issuer and the Schedule 13D filings of B. Riley, such a “group” would be deemed to beneficially own an aggregate of 35,931,713 shares of Common Stock, or 21.3% of the Common Stock of the Issuer calculated pursuant to Rule 13d-3. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

B. Riley will continue to make separate Schedule 13D filings reporting its beneficial ownership of shares of the Issuer’s Common Stock as necessary.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 5, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated April 4, 2019, Babcock & Wilcox Enterprises, Inc., B. Riley FBR, Inc. and Vintage Capital Management LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 5, 2019).